UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Myriad Pharmaceuticals, Inc.

(Exact name of the Registrant as specified in its charter)

Delaware	26-3996918
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

320 Wakara Way

Salt Lake City, Utah 84108

(Address of Principal Executive Offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Exchange Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	The NASDAQ Stock Market, LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act:

None

Item 1.	Description of The Registrant’s Securities to be Registered

On June 1, 2009, the Board of Directors of Myriad Pharmaceuticals, Inc. (the “Company”) declared a dividend of one preferred stock purchase right (a “Right”) for each outstanding share of the Company’s voting common stock, $0.01 par value (the “Common Stock”), to be paid on June 30, 2009 (the “Record Date”) to holders of record of the Common Stock immediately following the distribution of shares of Common Stock to the stockholders of Myriad Genetics, Inc. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, $0.01 par value (the “Preferred Stock”), at an exercise price of $72.00 in cash (the “Exercise Price”), subject to adjustment as provided in the Rights Agreement (as hereinafter defined). The description and terms of the Rights are set forth in a Shareholder Rights Agreement (the “Rights Agreement”) between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent. The description of the Rights and the Rights Agreement that appears below is qualified in its entirety by reference to the Rights Agreement.

Initially, the Rights will be attached to all shares of Common Stock then outstanding, and no separate certificates for Rights will be distributed. The Rights would separate from the Common Stock and a “Distribution Date” would occur upon the earlier of:

•

10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of the Common Stock (the “Stock Acquisition Date”), or

•	10 days following the commencement of a tender offer or exchange offer that could result in a person or group beneficially owning 15% or more of the outstanding shares of the Common Stock.

Until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be evidenced by shares of Common Stock and will only be transferred with such shares of Common Stock, and the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on June 30, 2019, unless earlier redeemed or exchanged by the Company as described below.

In the event that any person becomes an Acquiring Person, also known as a “Section 11(a)(ii) Event,” each holder of a Right will thereafter have the right to receive, upon exercise, that number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) which equals the exercise price of the Right divided by one-half of the current market price (as defined in the Rights Agreement) of the Common Stock at the date of the occurrence of the event. Notwithstanding any of the foregoing, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person will be null and void.

In addition, in the event that, at any time following a Section 11(a)(ii) Event, (i) the Company is acquired in a merger or other business combination transaction or (ii) more than 50% of the Company’s assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, that number of shares of common stock of the acquiring company which equals the exercise price of the Right divided by one-half of the current market price (as defined in the Rights Agreement) of such acquiring company’s common stock at the date of the occurrence of the event. The events set forth in this paragraph and in the preceding paragraph are referred to as the “Triggering Events.”

At any time after the occurrence of a Section 11(a)(ii) Event, the Board of Directors may exchange the Rights (other than Rights owned by an Acquiring Person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one Common Stock Equivalent (as defined in the Rights Agreement), per Right (subject to adjustment).

The Exercise Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments amount to at least 1% of the Exercise Price. No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash would be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

In general, the Company may redeem the Rights in whole, but not in part, at any time before a Section 11(a)(ii) Event, at a price of $0.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 per Right redemption price. The redemption price is payable in cash, stock or other consideration deemed appropriate by the Board of Directors.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of an acquiring company as set forth above.

Subject to certain exceptions, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to such time as the Rights are no longer redeemable.

Item 2.	Exhibits

Exhibit Number	Description

3.1	Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock.

4.1	Shareholder Rights Agreement between the Company and American Stock Transfer & Trust Company, LLC, dated June 30, 2009, which includes as Exhibit B the Form of Right Certificate.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MYRIAD PHARMACEUTICALS, INC.

Dated: June 30, 2009	By:	/S/ ADRIAN N. HOBDEN, PH.D.
Adrian N. Hobden, Ph.D.
President and Chief Executive Officer

Exhibit Index

Exhibit Number	Description

3.1	Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock.

4.1	Shareholder Rights Agreement between the Company and American Stock Transfer & Trust Company, LLC, dated June 30, 2009, which includes as Exhibit B the Form of Right Certificate.